Via Edgar and Electronic Mail
April 23, 2012
Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Variable Annuity Account Seven (“Registrant”)
SunAmerica Annuity and Life Assurance Company (“Depositor”)
Post-Effective Amendment to Registration Statement on Form N-4
File Nos. 333-172054 and 811-09003
Dear Mr. Foor:
     Thank you for the additional comment provided on April 23, 2012, regarding the Post-Effective Amendment to the Registration Statement on Form N-4 filed pursuant to Rule 485(a) on March 1, 2012 as referenced above. In addition to our letter dated April 17, 2012, we have considered your comment and provided our response below.
1.	Polaris Portfolio Allocator Program, pages 17-18
Comment — With respect to the Models and Sample Portfolios, consider adding historical Models and Sample Portfolios to an appendix to the Prospectus.
Response — We have removed the disclosure of the tables describing the current Polaris Portfolio Allocator Models and Sample Portfolios allocations from page 18 of the prospectus in lieu of adding historical information in an appendix. We have revised the section titled “Important Information about the Polaris Portfolio Allocator Program,” to address where a prospective or existing policy owner may obtain information regarding past and present Polaris Portfolio Allocator Models and Sample Portfolio allocations.
     We will finalize and print the prospectus on April 24, 2012 and will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about April 27, 2012. If you have any further questions, please contact me at 310-772-6266.

Very truly yours,
/s/ Joseph F. Duronio
Joseph F. Duronio
Counsel